Mail Stop 4561

August 1, 2005

Ray W. McKewon
Executive Vice President
Accredited Home Lenders Holding Co.
15090 Avenue of Science
San Diego, CA 92128

	RE:	Accredited Home Lenders Holding Co.
	Form 8-K
	Filed June 20, 2005
	File No. 1-32275

Dear Mr. McKewon,

	We have reviewed the above referenced filing for compliance with the requirements of Form 8-K and have the following comment:

* Please amend your report to disclose whether any audit or similar committee of the board of directors, or the board of directors, discussed the subject matter of your reportable event disclosed pursuant to Item 304 (a)(1)(v) of Regulation S-K with the former accountant.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comment, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comment on your filing.

	Please file an amendment via EDGAR in response to this comment within five business days or contact us immediately if you require additional time. Such amendment should be filed under cover of Form
8-KA and should include the Item 4.01 designation. A letter from your former accountant addressing the revised disclosures should also be included in your amended Form 8-KA and filed as Exhibit 16.

	Please contact me at (202) 551-3437 if you have any questions.


Sincerely,


Michael C. Volley
Staff Accountant

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Ray W. McKewon
Accredited Home Lenders Holding Co.
August 1, 2005
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